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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  4  )*
                                             ---



                           Document Technologies, Inc.
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                                (Name of Issuer)


                                     Common
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                         (Title of Class of Securities)


                                    259153107
                     ---------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 259153107                13G                 Page  2  of  5  Pages
          ----------                                        ---    ---
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1    NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota 55102                         IRS# 41-0518860

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  (  )
                                                                   (b)  (  )

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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota Corporation

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                              5    SOLE VOTING POWER
  NUMBER OF
                                   None
    SHARES
                              --------------------------------------------------
 BENEFICIALLY                 6    SHARED VOTING POWER The St. Paul Companies,
                              Inc., through its wholly-owned subsidiary,
   OWNED BY                   St. Paul Fire and Marine Insurance Company (F&M)
                              beneficially owns 4,537,970 shares of common stock
     EACH                     by virtue of F&M's ownership of 598,716 shares of
                              common stock, warrants to purchase 149,999 shares
   REPORTING                  of common and a convertible note in the amount of
                              $132,623.92 which is convertible into 3,789,255
    PERSON                    shares of common stock, all of which are
                              convertible within 60 days.
     WITH                     --------------------------------------------------
                              7    SOLE DISPOSITIVE POWER

                                   None

                              --------------------------------------------------
                              8    SHARED DISPOSITIVE POWER

                                   4,537,970 shares (see remark in Item 6)

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,537,970 shares (see remark in Item 6)

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     2.8%

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12   TYPE OF REPORTING PERSON*
     HC

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Fee enclosed / / or Amendment No.  4
                                 ---


ITEM 1.     (a)    NAME OF ISSUER:   Document Technologies, Inc.

            (b)    Address of Issuer's Principal Offices:
                   549 Weddell Drive
                   Sunnyvale, CA 94089

ITEM 2.     (a)    NAME OF PERSON FILING:    The St. Paul Companies, Inc.
                                             (see Schedule A)
            (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                   385 Washington Street
                   St. Paul, MN 55102

            (c)    CITIZENSHIP:       Minnesota corporation

            (d)    TITLE OF CLASS OF SECURITIES:       Common

            (e)    CUSIP NUMBER:   259153107

ITEM 3.     This statement is filed pursuant to Rule 13d-1(b).

            (g)    X    Parent Holding Company

ITEM 4.     OWNERSHIP.

            (a) Amount beneficially owned: The St. Paul Companies, Inc., through its wholly owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), beneficially owns 4,537,970 shares of common stock by virtue of F&M's ownership of 598,716 shares of common stock, warrants to purchase 149,999 shares of common stock, and a convertible note in the principal amount of $132,623.92 which is convertible into 3,789,255 shares of common stock, all of which are exercisable within 60 days.

            (b) Percent of Class: The shares reported in Item 4(a), above constitute 2.8% of the outstanding common shares of the Issuer.

            (c)    Number of shares as to which such person has:

                   (i)     Sole power to vote or direct the vote:  none
                   (ii)    Shared power to vote or direct the vote:
                           4,537,970(see remark in Item 4(a) above)
                   (iii)   Sole power to dispose or direct the disposition:
                           none
                   (iv)    Shared power to dispose or direct the disposition:
                           4,537,970(see remark in Item 4(a) above)

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ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            X The reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY:

            St. Paul Fire and Marine Insurance Company is an Insurance Company under Reg. 240.13d-1(b)(1)(ii)(C)

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 10, 1997


                                   /s/ Bruce A. Backberg
                                   _____________________________________________
                                   Bruce A. Backberg
                                   Title:  Vice President & Corporate Secretary

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  Schedule 13G

                             EXHIBIT A - DISCLAIMER


Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission that The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.